July 31, 2008
Mr. Andrew Mew
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N. E.
Washington, DC 20549

RE:	USA Mobility, Inc. File No. 001-32358
Dear Mr. Mew:
USA Mobility, Inc. (“USMO”) acknowledges receipt of your fax dated July 31, 2008 requesting a response to your comment on USMO’s Form 10-K for the Year Ended December 31, 2007.
Pursuant to our telephone conversation the Company acknowledges your extension of the deadline for response from August 14, 2008 to August 28, 2008. This extension is necessitated by the vacation and travel schedules of the individuals involved in preparing the response to your comment. The Company intends, at this time, to respond by August 28, 2008.
If you have any questions, please contact me at 703-718-6605.
Sincerely,
/s/ Shawn E. Endsley
Shawn E. Endsley
Controller and Chief Accounting Officer

cc:	Thomas L. Schilling, Chief Operating Officer/Chief Financial Officer Sharon Woods-Keisling, Corporate Secretary William P. O’Neill, Latham & Watkins LLP Kirk Rogers, Grant Thornton LLP